Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS FIRST HALF 2026 REVENUES OF €987 MILLION WITH PROFIT AT €28 MILLION AND ADJUSTED EBIT AT €74 MILLION
•Revenues1 of €987.3 million, +6% Year-on-Year (YoY) and +9% organic2. Direct-to-consumer (“DTC”) drove the performance with a +12% reported growth (+16% organic).

•Profit of €28.4 million (2.9% profit margin), compared to €47.9 million in H1 2025 which included €27.8 million of non-cash gains from the fair value remeasurement of non-controlling interest put option liabilities.

•Adjusted EBIT of €74.5 million, increasing from €68.7 million in H1 2025, with an Adjusted EBIT Margin of 7.5% (7.4% in H1 2025), driven by Zegna segment Adjusted EBIT Margin, up 50bps to 14.8%.

•Net cash surplus of €59.6 million at June 30, 2026, compared to €52.1 million at December 31, 2025.

September 3, 2026 – MILAN— (Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced Profit of €28.4 million in H1 2026 compared to €47.9 million in H1 2025, and Adjusted EBIT of €74.5 million compared to €68.7 million in H1 20253.

Ermenegildo “Gildo” Zegna, Group Executive Chairman, commented: “Our first half 2026 results reflect the effectiveness of our Group’s strategy, anchored in the strength of each of our brands’ identities and their direct connection to clients, as well as the continued innovation coming from our Filiera, the heart of our Group’s legacy.

The disciplined execution of our strategy resulted in a 9% organic growth in first-half revenues and an improvement of the Group’s Adjusted EBIT Margin despite adverse foreign exchange movements. I am notably pleased by the continued margin expansion at the Zegna segment and our improved net cash surplus, which reached €60 million.

While the macroeconomic and geopolitical environment continues to be uncertain, we remain focused on delivering sustainable and profitable growth guided by our long-term vision.”
1 For full details on H1 2026 revenues, please refer to the Ermenegildo Zegna Group Semi-Annual Report.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), Adjusted EBIT, Adjusted EBIT Margin and Net Financial Indebtedness/(Cash Surplus) are non-IFRS financial measures. See the non-IFRS financial measures section starting on page 15 of this press release for the definition and reconciliation of non-IFRS financial measures.
3 Throughout this press release, results for the first half of 2026 and 2025 are unaudited.

Results of Operations

	For the six months ended June 30,
(€ thousands, except percentages)	2026	Percentage of revenues	2025	Percentage of revenues
Revenues	987,290	100.0%	927,690	100.0%
Cost of sales	(319,475)	(32.4%)	(301,658)	(32.5%)
Gross profit	667,815	67.6%	626,032	67.5%
Selling, general and administrative expenses	(531,071)	(53.8%)	(501,804)	(54.1%)
Marketing expenses	(68,205)	(6.9%)	(62,882)	(6.8%)
Operating profit	68,539	6.9%	61,346	6.6%
Financial income	9,373	0.9%	21,207	2.3%
Financial expenses	(28,989)	(2.9%)	(25,408)	(2.7%)
Foreign exchange (losses)/gains	(3,082)	(0.3%)	10,214	1.1%
Result from investments accounted for using the equity method	644	0.1%	659	0.1%
Profit before taxes	46,485	4.7%	68,018	7.4%
Income taxes	(18,052)	(1.8%)	(20,116)	(2.2%)
Profit	28,433	2.9%	47,902	5.2%

Half Year 2026 Key Financial Highlights

Revenues
In H1 2026 the Group recorded revenues of €987.3 million (+6.4% YoY and +9.3% organic). DTC channel revenues outperformed (+12.1% YoY and +15.8% organic) accounting for 86% of Group’s branded revenues, while the continued streamlining of the wholesale channel across the three brands resulted in a 14.6% YoY decline in wholesale revenues (-13.3% organic).

In the first six months of 2026, the ZEGNA brand recorded revenues of €634.6 million, +11.2% YoY and +13.9% organic. Thom Browne revenues were €123.1 million (-4.7% YoY and -0.1% organic). TOM FORD FASHION recorded €156.8 million of revenues (+2.7% YoY and +6.4% organic). Textile revenues were €67.0 million (-0.1% YoY and -0.3% organic).

Full details of the Group’s revenues are included in the Semi-Annual Report for the six months ended June 30, 2026, which is going to be filed with the U.S. Securities and Exchange Commission today.

Gross Profit, Operating Profit and Profit
Gross profit in H1 2026 reached €667.8 million, from €626.0 million in H1 2025, with a gross profit margin of 67.6% compared to 67.5% in H1 2025. Gross profit margin continued to benefit from a favorable channel mix, with DTC revenues increasing to 86% of branded Group revenues (vs. 82% in H1 2025), partially offset by adverse foreign exchange movements.

Selling, general and administrative (SG&A) expenses were €531.1 million (53.8% of revenues) in H1 2026, compared with €501.8 million (54.1% of revenues) in H1 2025. The lower incidence of SG&A on revenues was driven by improved operating leverage and lower impairment costs, partly offset by ongoing investments in the expansion of the DTC distribution network.

Marketing expenses were €68.2 million in H1 2026, compared with €62.9 million in H1 2025, with the ratio to revenues broadly unchanged at 6.9% (vs. 6.8% in H1 2025). The disciplined increase in marketing expenses reflects the Group’s strategy of supporting brand equity through focused and selective initiatives.

As a result of the above, the Group reported an operating profit of €68.5 million, compared to €61.3 million in H1 2025.

In the first six months of 2026, the sum of financial income, financial expenses, and foreign exchange gains and losses, were a negative €22.7 million, compared to a positive €6.0 million in H1 2025. This performance reflected higher net financial expenses and lower foreign exchange gains compared with H1 2025, largely related to the effects of the remeasurement of non-controlling interest put option liabilities, primarily attributable to Thom Browne. The effective tax rate increased to 38.8% from 29.6% in H1 2025. In H1 2025 tax rate benefited from non-taxable financial income and foreign exchange gains.

Consequently, the Group’s Profit in H1 2026 was €28.4 million (2.9% profit margin), compared to €47.9 million (5.2% profit margin) in H1 2025.

Adjusted EBIT and Adjusted EBIT Margin

In H1 2026, Adjusted EBIT amounted to €74.5 million, compared to €68.7 million in H1 2025. Adjusted EBIT Margin was 7.5%, up 10bps from H1 2025.
The table below shows the reconciliation of profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin in H1 2026 and 2025. Adjusted EBIT is the main performance metric used by the Group’s management at the consolidated and reporting segment level.

	For the six months ended June 30,
(€ thousands, except percentages)	2026	2025
Profit	28,433	47,902
Income taxes	18,052	20,116
Financial income	(9,373)	(21,207)
Financial expenses	28,989	25,408
Foreign exchange losses/(gains)	3,082	(10,214)
Result from investments accounted for using the equity method	(644)	(659)
Operating profit	68,539	61,346
Adjustments:
Severance costs	3,679	903
Impairment of stores	1,380	6,101
Legal costs for trademark dispute	857	320
Adjusted EBIT	74,455	68,670

Revenues	987,290	927,690
Profit margin (Profit / Revenues)	2.9%	5.2%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	7.5%	7.4%

Analysis by Segment

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%	Organic
Revenues
Zegna	724,265	660,319	63,946	9.7%	11.9%
Thom Browne	123,106	129,462	(6,356)	(4.9%)	(0.3%)
Tom Ford Fashion	156,817	152,715	4,102	2.7%	6.4%
Intersegment eliminations	(16,898)	(14,806)	(2,092)	n.m.(*)	n.m.
Total revenues	987,290	927,690	59,600	6.4%	9.3%
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from sales of Textile and Other product lines (which are both included in the Zegna segment) to the Group’s brands.

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Adjusted EBIT
Zegna	106,921	94,390	12,531	13.3%
Thom Browne	(8,318)	4,482	(12,800)	n.m.
Tom Ford Fashion	(12,118)	(19,430)	7,312	37.6%
Corporate	(12,022)	(10,673)	(1,349)	(12.6%)
Intersegment eliminations	(8)	(99)	91	91.9%
Total Adjusted EBIT	74,455	68,670	5,785	8.4%

Adjusted EBIT Margin
Zegna	14.8%	14.3%
Thom Browne	(6.8%)	3.5%
Tom Ford Fashion	(7.7%)	(12.7%)
Total Adjusted EBIT Margin	7.5%	7.4%

Zegna segment

In H1 2026, the Zegna segment (which includes the ZEGNA brand, Textile and Other) generated revenues of €724.3 million, +9.7% YoY and +11.9% organic.

Adjusted EBIT for the Zegna segment was €106.9 million in H1 2026, with an Adjusted EBIT Margin of 14.8% compared to 14.3% in H1 2025. The 50 bps increase in Adjusted EBIT Margin was driven by operating leverage in the DTC channel, supported by higher revenues per square meter and improved sell-through.

Thom Browne segment

In H1 2026, the Thom Browne segment generated revenues of €123.1 million (-4.9% YoY and -0.3% organic).

Adjusted EBIT for the Thom Browne segment was negative €8.3 million in H1 2026, compared to positive €4.5 million in H1 2025. The decrease was primarily driven by the negative forex exchange impact and investments to support the Brand’s transition to a retail-first culture.

Tom Ford Fashion segment

In H1 2026, the Tom Ford Fashion segment generated revenues of €156.8 million (+2.7% YoY and +6.4% organic).

Adjusted EBIT for the Tom Ford Fashion segment in H1 2026 was negative €12.1 million, compared to negative €19.4 million in H1 2025. The improvement was primarily driven by revenue growth, which enabled greater absorption of fixed costs, coupled with cost control.

Corporate

Corporate costs amounted to €12.0 million in H1 2026 compared to €10.7 million in H1 2025. The increase was mainly related to the strengthening of the Group’s structure.

Capital Expenditure, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow

Capital expenditure

	For the six months ended June 30,
(€ thousands, except percentages)	2026	2025
Payments for property, plant and equipment	48,887	42,051
Payments for intangible assets	15,104	11,907
Capital expenditure	63,991	53,958
Capital expenditure as % of revenues	6.5%	5.8%

Capital expenditure (capex) was €64.0 million in H1 2026, compared to €54.0 million in H1 2025. The H1 2026 increase in capex was primarily driven by investments in the production activities, in particular related to the new shoe production plant in Parma (Italy), which will be operational by year end.

Trade Working Capital

(€ thousands, except percentages)	At June 30, 2026	At December 31, 2025	At June 30, 2025
Trade Working Capital	420,013	407,745	441,784
of which trade receivables	192,331	227,087	209,462
of which inventories	544,742	506,903	505,681
of which trade payables and customer advances	(317,060)	(326,245)	(273,359)

Trade Working Capital was €420.0 million at June 30, 2026, compared with €407.7 million at December 31, 2025 and €441.8 million at June 30, 2025. The evolution reflects improved receivables management, offsetting the increase in working capital required to support business expansion.

Net Financial Indebtedness/(Cash Surplus)

(€ thousands)	At June 30, 2026	At December 31, 2025	At June 30, 2025
Net Financial Indebtedness/(Cash Surplus)	(59,581)	(52,093)	92,140

Cash surplus was €59.6 million at June 30, 2026, compared to €52.1 million at December 31, 2025.

Free Cash Flow

	For the six months ended June 30,
(€ thousands)	2026	2025
Net cash flows from operating activities	157,827	105,714
Payments for property, plant and equipment	(48,887)	(42,051)
Payments for intangible assets	(15,104)	(11,907)
Payments for right-of-use assets	—	(1,800)
Payments of lease liabilities	(74,633)	(73,065)
Free Cash Flow	19,203	(23,109)

In H1 2026 Free Cash Flow was positive €19.2 million compared to negative €23.1 million in H1 2025. The change is attributable to the improved net cash flows from operating activities in the period largely driven by higher Adjusted EBIT and improved Trade Working Capital management.

***

Conference Call
As previously announced, today, at 8:00 a.m. ET (2:00 p.m. CEST), the Group will host a live webcast and conference call available at the following:

Dial in

Italy: +39 800 909 780
United States: +1 585 542 9983
United Kingdom: +44 117 389 0104

Meeting ID: 289540920

Webcast link: https://events.q4inc.com/attendee/289540920

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

UPCOMING EVENTS
Next financial releases

•October 22, 2026: Q3 2026 Unaudited Revenues
About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.

***

Contacts
Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
***

Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; international business, regulatory, social and political risks; political instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions; restrictions on trade and the imposition of tariffs among countries; our ability to implement our strategy; recent and potential future acquisitions; risks related to the sale of our products through our direct-to-consumer channel; risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, and our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; existing or future disputes, proceedings or litigation; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; pandemics or other public health crises; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; future sales of our securities in the public market; volatility in our share price; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
***

First Half 2026 - Group Revenues Tables

REVENUES BY SEGMENT (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
Zegna	724,265	660,319	9.7%	11.9%	373,369	327,026	14.2%	13.9%
Thom Browne	123,106	129,462	(4.9%)	(0.3%)	64,940	65,080	(0.2%)	2.4%
Tom Ford Fashion	156,817	152,715	2.7%	6.4%	89,090	85,237	4.5%	7.1%
Intersegment eliminations	(16,898)	(14,806)	n.m.(*)	n.m.	(10,284)	(8,474)	n.m.	n.m.
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sold to the Group’s brands.

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
ZEGNA brand	634,573	570,409	11.2%	13.9%	324,281	277,493	16.9%	16.5%
Thom Browne	123,106	129,154	(4.7%)	(0.1%)	64,940	64,931	0.0%	2.7%
TOM FORD FASHION	156,817	152,715	2.7%	6.4%	89,090	85,237	4.5%	7.1%
Textile	67,012	67,061	(0.1%)	(0.3%)	35,800	37,140	(3.6%)	(3.2%)
Other (1)	5,782	8,351	(30.8%)	(30.3%)	3,004	4,068	(26.2%)	(25.9%)
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	573,256	504,501	13.6%	16.3%	300,968	253,706	18.6%	18.4%
Thom Browne	102,697	92,639	10.9%	18.0%	51,833	46,351	11.8%	16.0%
TOM FORD FASHION	106,827	100,895	5.9%	11.3%	58,059	52,844	9.9%	13.1%
Total Direct to Consumer (DTC)	782,780	698,035	12.1%	15.8%	410,860	352,901	16.4%	17.3%
As a percentage of branded products (1)	86%	82%			86%	83%
Wholesale branded
ZEGNA brand	61,317	65,908	(7.0%)	(4.5%)	23,313	23,787	(2.0%)	(3.2%)
Thom Browne	20,409	36,515	(44.1%)	(43.6%)	13,107	18,580	(29.5%)	(29.3%)
TOM FORD FASHION	49,990	51,820	(3.5%)	(2.8%)	31,031	32,393	(4.2%)	(2.6%)
Total Wholesale branded	131,716	154,243	(14.6%)	(13.3%)	67,451	74,760	(9.8%)	(9.5%)
As a percentage of branded products	14%	18%			14%	17%
Textile	67,012	67,061	(0.1%)	(0.3%)	35,800	37,140	(3.6%)	(3.2%)
Other (2)	5,782	8,351	(30.8%)	(30.3%)	3,004	4,068	(26.2%)	(25.9%)
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

REVENUES BY GEOGRAPHIC AREA (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
EMEA (1)	329,978	328,908	0.3%	1.5%	177,113	174,819	1.3%	1.6%
Americas (2)	302,348	262,714	15.1%	19.8%	165,320	137,743	20.0%	21.8%
Greater China Region	236,106	223,101	5.8%	6.8%	111,976	99,841	12.2%	8.6%
Rest of APAC (3)	117,550	111,508	5.4%	13.6%	62,050	55,658	11.5%	19.3%
Other (4)	1,308	1,459	(10.3%)	(9.0%)	656	808	(18.8%)	(17.5%)
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

***

Group Monobrand (1) Store Network at June 30, 2026

	At June 30, 2026				At December 31, 2025				At June 30, 2025
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	78	12	12	102	79	10	12	101	81	9	12	102
Americas	78	36	16	130	76	35	14	125	75	32	13	120
Greater China Region	72	37	11	120	74	36	12	122	77	39	13	129
Rest of APAC	51	43	28	122	53	42	28	123	53	40	28	121
Total Direct to Consumer (DTC)	279	128	67	474	282	123	66	471	286	120	66	472
EMEA	39	2	14	55	41	4	16	61	41	5	16	62
Americas	58	1	44	103	57	1	46	104	58	1	46	105
Greater China Region	7	6	—	13	9	9	—	18	11	10	—	21
Rest of APAC	5	4	3	12	5	4	3	12	5	5	1	11
Total Wholesale	109	13	61	183	112	18	65	195	115	21	63	199
Total	388	141	128	657	394	141	131	666	401	141	129	671
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT
for the six months ended June 30, 2026 and 2025
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2026	2025
Revenues	987,290	927,690
Cost of sales	(319,475)	(301,658)
Gross profit	667,815	626,032
Selling, general and administrative expenses	(531,071)	(501,804)
Marketing expenses	(68,205)	(62,882)
Operating profit	68,539	61,346
Financial income	9,373	21,207
Financial expenses	(28,989)	(25,408)
Foreign exchange (losses)/gains	(3,082)	10,214
Result from investments accounted for using the equity method	644	659
Profit before taxes	46,485	68,018
Income taxes	(18,052)	(20,116)
Profit	28,433	47,902
Attributable to:
Shareholders of the Parent Company	23,162	43,083
Non-controlling interests	5,271	4,819

Basic earnings per share in €	0.09	0.17
Diluted earnings per share in €	0.09	0.17

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2026 and at December 31, 2025
(Unaudited)

(€ thousands)	At June 30, 2026	At December 31, 2025
Assets
Non-current assets
Intangible assets	562,130	554,086
Property, plant and equipment	231,039	211,244
Right-of-use assets	835,667	652,441
Investments accounted for using the equity method	24,735	24,181
Deferred tax assets	195,939	164,047
Other non-current financial assets	40,623	38,496
Total non-current assets	1,890,133	1,644,495
Current assets
Inventories	544,742	506,903
Trade receivables	192,331	227,087
Derivative financial instruments	9,261	7,055
Tax receivables	34,558	33,142
Other current financial assets	71,584	77,432
Other current assets	119,551	118,473
Cash and cash equivalents	226,715	220,121
Total current assets	1,198,742	1,190,213
Total assets	3,088,875	2,834,708
Liabilities and Equity
Equity attributable to shareholders of the Parent Company	1,037,670	1,031,011
Equity attributable to non-controlling interests	73,237	68,070
Total equity	1,110,907	1,099,081
Non-current liabilities
Non-current borrowings	128,144	162,123
Other non-current financial liabilities	109,688	105,632
Non-current lease liabilities	780,698	590,652
Non-current provisions for risks and charges	20,076	20,697
Employee benefits	32,598	30,100
Deferred tax liabilities	90,336	76,031
Total non-current liabilities	1,161,540	985,235
Current liabilities
Current borrowings	96,653	84,066
Current lease liabilities	146,497	140,937
Derivative financial instruments	19,441	4,576
Current provisions for risks and charges	20,761	23,098
Trade payables and customer advances	317,060	326,245
Tax liabilities	36,911	26,762
Other current liabilities	179,105	144,708
Total current liabilities	816,428	750,392
Total equity and liabilities	3,088,875	2,834,708

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2026 and 2025
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2026	2025
Operating activities
Profit	28,433	47,902
Income taxes	18,052	20,116
Depreciation, amortization and impairment of assets	124,934	128,422
Financial income	(9,373)	(21,207)
Financial expenses	28,989	25,408
Foreign exchange losses/(gains)	3,082	(10,214)
Accruals to the provision for obsolete inventory	18,290	14,974
Accruals/(Releases) for other provisions	643	(5,963)
Result from investments accounted for using the equity method	(644)	(659)
Other non-cash expenses, net	25,696	18,575
Change in inventories	(45,374)	(26,689)
Change in trade receivables	39,266	26,533
Change in trade payables including customer advances	(3,877)	(17,479)
Change in other operating assets and liabilities	(28,303)	(52,628)
Interest paid	(20,564)	(20,653)
Income taxes paid	(21,423)	(20,724)
Net cash flows from operating activities	157,827	105,714
Investing activities
Payments for property, plant and equipment	(48,887)	(42,051)
Payments for intangible assets	(15,104)	(11,907)
Payments related to right-of-use assets	—	(1,800)
Proceeds from disposals of non-current financial assets	150	287
Payments for purchases of non-current financial assets	(3,079)	(540)
Proceeds from disposals of current financial assets and derivative instruments	27,022	10,572
Payments for acquisitions of current financial assets and derivative instruments	(15,608)	(4,250)
Business combinations, net of cash acquired	(1,133)	—
Acquisition of investments accounted for using the equity method	—	(355)
Net cash flows used in investing activities	(56,639)	(50,044)
Financing activities
Proceeds from borrowings	95,315	139,926
Repayments of borrowings	(117,762)	(166,500)
Repayments of other non-current financial liabilities	—	(110)
Payments of lease liabilities	(74,633)	(73,065)
Deferred payments for business combinations	—	(4,673)
Dividends paid to non-controlling interests	(1,254)	(1,703)
Contribution from non-controlling interests	795	583
Payments for acquisition of non-controlling interests	(3)	—
Net cash flows used in financing activities	(97,542)	(105,542)
Effects of exchange rate changes on cash and cash equivalents	2,948	(9,362)
Net increase/(decrease) in cash and cash equivalents	6,594	(59,234)
Cash and cash equivalents at the beginning of the period	220,121	219,130
Cash and cash equivalents at the end of the period	226,715	159,896

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and gains, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance costs, impairment of stores and legal costs for trademark dispute.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands, except percentages)	2026	2025
Profit	28,433	47,902
Income taxes	18,052	20,116
Financial income	(9,373)	(21,207)
Financial expenses	28,989	25,408
Foreign exchange losses/(gains)	3,082	(10,214)
Result from investments accounted for using the equity method	(644)	(659)
Operating profit	68,539	61,346
Adjustments:
Severance costs (1)	3,679	903
Impairment of stores (2)	1,380	6,101
Legal costs for trademark dispute (3)	857	320
Adjusted EBIT	74,455	68,670

Revenues	987,290	927,690
Profit margin (Profit / Revenues)	2.9%	5.2%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	7.5%	7.4%
________________________________________
(1)Primarily relates to severance indemnities.
(2)The following table provides a breakdown for impairment of stores.

	For the six months ended June 30,
(€ thousands)	2026	2025
Right-of-use assets	838	4,046
Property, plant and equipment	538	2,016
Intangible assets	4	39
Total impairment of stores	1,380	6,101
(3)Relates to legal costs of €857 thousand and €320 thousand for the six months ended June 30, 2026 and 2025, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).

The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table presents the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2026 and at December 31, 2025.

(€ thousands)	At June 30, 2026	At December 31, 2025	At June 30, 2025
Non-current borrowings	128,144	162,123	174,418
Current borrowings	96,653	84,066	174,235
Derivative financial instruments — Liabilities	19,441	4,576	5,132
Total borrowings and derivative financial instrument liabilities	244,238	250,765	353,785
Cash and cash equivalents	(226,715)	(220,121)	(159,896)
Derivative financial instruments — Assets	(9,261)	(7,055)	(32,169)
Other current financial assets (Securities)	(67,843)	(75,682)	(69,580)
Total cash and cash equivalents, derivative financial instrument assets and securities	(303,819)	(302,858)	(261,645)
Net Financial Indebtedness/(Cash Surplus)	(59,581)	(52,093)	92,140

Trade Working Capital

Trade Working Capital is defined as current assets less current liabilities adjusted for derivative financial instrument assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity and provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.
The following table presents the calculation of Trade Working Capital at June 30, 2026 and at December 31, 2025.

(€ thousands)	At June 30, 2026	At December 31, 2025	At June 30, 2025
Current assets	1,198,742	1,190,213	1,137,290
Current liabilities	(816,428)	(750,392)	(801,751)
Working capital	382,314	439,821	335,539
Less:
Derivative financial instruments - Assets	9,261	7,055	32,169
Tax receivables	34,558	33,142	34,069
Other current financial assets	71,584	77,432	71,329
Other current assets	119,551	118,473	124,684
Cash and cash equivalents	226,715	220,121	159,896
Current borrowings	(96,653)	(84,066)	(174,235)
Current lease liabilities	(146,497)	(140,937)	(131,794)
Derivative financial instruments - Liabilities	(19,441)	(4,576)	(5,132)
Current provisions for risks and charges	(20,761)	(23,098)	(17,522)
Tax liabilities	(36,911)	(26,762)	(33,588)
Other current liabilities	(179,105)	(144,708)	(166,418)
Trade Working Capital	420,013	407,745	441,784
of which trade receivables	192,331	227,087	209,462
of which inventories	544,742	506,903	505,681
of which trade payables and customer advances	(317,060)	(326,245)	(273,359)

Free Cash Flow

Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets, right-of-use assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to assess the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow should not be considered representative of residual cash flows available for discretionary purposes.
The following table presents the Free Cash Flow for the six months ended June 30, 2026, and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Net cash flows from operating activities	157,827	105,714
Payments for property, plant and equipment	(48,887)	(42,051)
Payments for intangible assets	(15,104)	(11,907)
Payments for right-of-use assets	—	(1,800)
Payments of lease liabilities	(74,633)	(73,065)
Free Cash Flow	19,203	(23,109)

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange and (b) acquisitions and disposals.

In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange and (b) acquisitions and disposals provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which also excludes acquisitions and disposals, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 (H1 2026 vs H1 2025) and for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 (Q2 2026 vs Q2 2025).

Segment

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	9.7%	(2.2%)	11.9%	—%	11.9%
Thom Browne	(4.9%)	(4.6%)	(0.3%)	—%	(0.3%)
Tom Ford Fashion	2.7%	(3.7%)	6.4%	—%	6.4%
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	14.2%	0.2%	14.0%	0.1%	13.9%
Thom Browne	(0.2%)	(2.6%)	2.4%	—%	2.4%
Tom Ford Fashion	4.5%	(2.6%)	7.1%	—%	7.1%
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%

Brand and product line

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	11.2%	(2.7%)	13.9%	—%	13.9%
Thom Browne	(4.7%)	(4.6%)	(0.1%)	—%	(0.1%)
TOM FORD FASHION	2.7%	(3.7%)	6.4%	—%	6.4%
Textile	(0.1%)	0.2%	(0.3%)	—%	(0.3%)
Other	(30.8%)	(0.5%)	(30.3%)	—%	(30.3%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	16.9%	0.3%	16.6%	0.1%	16.5%
Thom Browne	—%	(2.7%)	2.7%	—%	2.7%
TOM FORD FASHION	4.5%	(2.6%)	7.1%	—%	7.1%
Textile	(3.6%)	(0.4%)	(3.2%)	—%	(3.2%)
Other	(26.2%)	(0.3%)	(25.9%)	—%	(25.9%)
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%

Distribution channel

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	13.6%	(2.8%)	16.4%	0.1%	16.3%
Thom Browne	10.9%	(7.1%)	18.0%	—%	18.0%
TOM FORD FASHION	5.9%	(5.4%)	11.3%	—%	11.3%
Total Direct to Consumer (DTC)	12.1%	(3.8%)	15.9%	0.1%	15.8%
Wholesale branded
ZEGNA brand	(7.0%)	(1.3%)	(5.7%)	(1.2%)	(4.5%)
Thom Browne	(44.1%)	(0.5%)	(43.6%)	—%	(43.6%)
TOM FORD FASHION	(3.5%)	(0.7%)	(2.8%)	—%	(2.8%)
Total Wholesale branded	(14.6%)	(0.8%)	(13.8%)	(0.5%)	(13.3%)
Textile	(0.1%)	0.2%	(0.3%)	—%	(0.3%)
Other	(30.8%)	(0.5%)	(30.3%)	—%	(30.3%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	18.6%	—%	18.6%	0.2%	18.4%
Thom Browne	11.8%	(4.2%)	16.0%	—%	16.0%
TOM FORD FASHION	9.9%	(3.2%)	13.1%	—%	13.1%
Total Direct to Consumer (DTC)	16.4%	(1.0%)	17.4%	0.1%	17.3%
Wholesale branded
ZEGNA brand	(2.0%)	1.9%	(3.9%)	(0.7%)	(3.2%)
Thom Browne	(29.5%)	(0.2%)	(29.3%)	—%	(29.3%)
TOM FORD FASHION	(4.2%)	(1.6%)	(2.6%)	—%	(2.6%)
Total Wholesale branded	(9.8%)	(0.1%)	(9.7%)	(0.2%)	(9.5%)
Textile	(3.6%)	(0.4%)	(3.2%)	—%	(3.2%)
Other	(26.2%)	(0.3%)	(25.9%)	—%	(25.9%)
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%

Geographic area

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	0.3%	(1.2%)	1.5%	—%	1.5%
Americas (2)	15.1%	(4.7%)	19.8%	—%	19.8%
Greater China Region	5.8%	(1.0%)	6.8%	—%	6.8%
Rest of APAC (3)	5.4%	(8.2%)	13.6%	—%	13.6%
Other (4)	(10.3%)	(1.3%)	(9.0%)	—%	(9.0%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	1.3%	(0.5%)	1.8%	0.2%	1.6%
Americas (2)	20.0%	(1.8%)	21.8%	—%	21.8%
Greater China Region	12.2%	3.6%	8.6%	—%	8.6%
Rest of APAC (3)	11.5%	(7.8%)	19.3%	—%	19.3%
Other (4)	(18.8%)	(1.3%)	(17.5%)	—%	(17.5%)
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

***

Capital expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table presents a breakdown of capital expenditure by category for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Payments for property, plant and equipment	48,887	42,051
Payments for intangible assets	15,104	11,907
Capital expenditure	63,991	53,958
Capital expenditure as % of revenues	6.5%	5.8%
***